VIA EDGAR

August 4, 2020

Ms. Joyce Sweeney, Senior Staff Accountant

Ms. Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation

Form 10-K for the Year Ended December 31, 2019

Filed January 30, 2020

Form 10-Q for the Quarter Ended March 31, 2020

Filed April 30, 2020

File No. 001-32871

Dear Ms. Sweeney and Ms. Collins:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated July 21, 2020 relating to Comcast Corporation’s Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarter ended March 31, 2020. In that letter, you requested that we respond to the comment contained in the letter within ten business days or advise the Staff when we will respond.

As discussed with the Staff on July 30, 2020, we respectfully request a ten business day extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff’s comment. We anticipate that our response will be submitted to your office no later than August 18, 2020.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Daniel C. Murdock
Name: Daniel C. Murdock
Title: Executive Vice President, Chief Accounting Officer and Controller